SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number: 1-8944

NORTHSHORE MINING COMPANY
AND
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN
10 OUTER DRIVE
SILVER BAY, MINNESOTA 55614

(Full Title of the plan and the address of the plan,
if different from that of issuer named below)

CLEVELAND-CLIFFS INC, 1100 Superior Avenue, Cleveland, Ohio 44114-2589

(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURES
FINANCIAL STATEMENTS
Report of Independent Auditors
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EXHIBIT INDEX
EX-23 Consent of Independent Auditors
EX-99(A) Certification
EX-99(B) Certification

NORTHSHORE MINING COMPANY
AND
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN (“Plan”)

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Financial Statements:
Report of Independent Auditors	F-1

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001	F-2

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2002	F-3

Notes to Financial Statements	F-4 - F-6

Supplemental Schedule:

Schedule of Assets (Held at End of Year) December 31, 2002	F-7

All other schedules are omitted as not applicable or not required.

2

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

	By:	Pension Committee, Plan Administrator

Date: June 11, 2003	By:	/s/ Cynthia B. Bezik Member

3

NORTHSHORE MINING COMPANY AND

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN

* * * * * * *

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

* * * * * * *

DECEMBER 31, 2002

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Report of Independent Auditors

To the Participants and Plan Administrator of the
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

	December 31,

	2002	2001

Assets:

Investments (see Note 3)	$28,598,567	$30,877,586

Receivables:

Employer contributions	43,141	24,502

Net assets available for benefits	$28,641,708	$30,902,088

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

Year Ended
December 31,
2002

Additions:

Additions to assets attributed to:

Investment income:

Interest and dividends	$733,567

Contributions:

Participants	2,252,613

Rollover	120,926

Employer	571,417

2,944,956

Total additions	3,678,523

Deductions:

Deductions from assets attributed to:

Net depreciation in fair value of investments (see Note 3)	3,305,138

Benefits paid to participants	2,633,765

Total deductions	5,938,903

Net decrease	(2,260,380)

Net assets available for benefits:

Beginning of year	30,902,088

End of year	$28,641,708

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Northshore Mining Company and Silver Bay Power Company (collectively, the “Company”) Retirement Savings Plan (the “Plan”). The Plan was established as of October 1, 1994 and has been subsequently amended. The Plan’s eligible participants include all employees of the Company on October 1, 1994, and any other employee who commenced or recommenced employment with the Company after October 1, 1994.

Basis of Preparation

The accounting records of the Plan are maintained on the accrual basis.

All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments include participant loans valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

T. Rowe Price Trust Company

Effective October 10, 1994, T. Rowe Price Trust Company (“Trustee”) was appointed Trustee under a Trust Agreement by and between the Company and the Trustee. The Trust Agreement was subsequently amended effective as of June 1, 1997.

The assets of the Plan held in a Trust by the Trustee are invested by the Trustee at the discretion of the participant in investment funds selected by the Pension Committee, the Plan Administrator.

Expenses of the Plan

The Trust pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the year ended December 31, 2002, the Company paid all such expenses. Other administrative expenses of the Plan, such as salaries and use of facilities are paid by the Company.

NOTE 2 — GENERAL DESCRIPTION OF THE PLAN

The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Summary Plan Description for more complete information.

NOTES TO FINANCIAL STATEMENTS — Continued

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

NOTE 2 — GENERAL DESCRIPTION OF THE PLAN — Continued

The Plan is a defined contribution plan designed to provide eligible employees with an opportunity to save a portion of their earnings on a systematic and regular basis, with such savings being supplemented by contributions from the Company. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan held in the Trust are invested at the discretion of the participants in selected T. Rowe Price investment funds and the Common Stock Fund, which is a fund consisting of Cleveland-Cliffs Inc (“Cliffs”) common stock.

Participants may elect to contribute through payroll withholdings from 1% to 18% of eligible earnings, subject to statutory limitation. Participants are entitled to Company matching contributions equal to 50% of Participant Pre-tax Contributions not in excess of 6% of Participant’s eligible earnings for the plan year. The gross matching amount contributed by the Company is 5% of the Company’s pre-tax earnings. Participants may elect to contribute, on a matched basis as limited, amounts as Pre-tax deferred (401(k)) and/or After-tax (401(m)) Contributions limited in total to 18% of participant eligible earnings for the plan year. Participants may elect to exchange between the T. Rowe Price investment funds on a daily basis. Each participant may change the rate of Participant Contributions, and the allocation of After-Tax and Pre-Tax Contributions not more frequently than once in any calendar month effective as of the first pay period in the month following the timely filing of the appropriate form with the Plan Administrator. In February, 2002, the Plan was amended and restated in response to certain required legislative changes (“GUST Amendments”).

The Company may also contribute for any Plan year additional matching amounts (as limited) as shall be determined by the Board of Directors of the Company.

Participant and Company contributions and related income are fully vested at all times.

Participants may elect monthly to borrow from their accounts, however, only one loan may be outstanding at any time. The Plan provides that the minimum of each loan is $1,000 and loans are limited to the lesser of $50,000 or 50% of a participant’s account balance. The term of each loan cannot exceed five years (ten years for loans used to acquire a personal residence) and interest is charged to the borrower at an interest rate approximating market rates for similar loans at the date of origination. Loans become due and payable in the event of termination, retirement or death. If the loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan. Principal and interest is paid ratably through payroll deductions.

Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s account.

NOTES TO FINANCIAL STATEMENTS — Continued

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

NOTE 3 — INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,

	2002	2001

Investments In T. Rowe Price Funds, held by the Trustee:

Spectrum Income Fund	$4,466,459	$4,318,750

Capital Appreciation Fund	3,856,277	3,554,810

Equity Index 500 Fund	3,691,141	5,093,013

Prime Reserve Fund	3,144,282	3,358,429

New America Growth Fund	2,861,257	3,881,656

Stable Value Fund	2,570,977	2,318,822

International Stock Fund	2,379,810	2,741,812

Mid Cap Growth Fund	1,649,758	1,927,068

Cleveland-Cliffs Inc Common Stock	1,593,660	1,312,699

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,305,138 as follows:

Mutual funds	$(3,447,986)

Common stock	142,848

$(3,305,138)

NOTE 4 — TRANSACTIONS WITH PARTIES-IN-INTEREST

During the year ended December 31, 2002, the Plan did not enter into any transactions which are prohibited by ERISA.

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan purchased shares of Cliffs’ common stock for $693,116 and sold shares of Cliffs’ common stock for $555,003. The Plan received no dividends from Cliffs’ common stock.

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 17, 2003, stating that the Plan is qualified under Sections 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE H, LINE 4i

EIN 84-1116857
PN 001

NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN

AT DECEMBER 31, 2002

Current
Description	Value

Investments held by T. Rowe Price Trust Company:

Common Stock:

*Cleveland-Cliffs Inc	$1,593,660

*T. Rowe Price Equity Index 500 Fund	3,691,141

*T. Rowe Price Spectrum Income Fund	4,466,459

*T. Rowe Price New America Growth Fund	2,861,257

*T. Rowe Price Capital Appreciation Fund	3,856,277

*T. Rowe Price Prime Reserve Fund	3,144,282

*T. Rowe Price International Stock Fund	2,379,810

*T. Rowe Price Stable Value Fund	2,570,977

*T. Rowe Price Mid-Cap Growth Fund	1,649,758

*T. Rowe Price Equity Income Fund	1,117,455

Participant loans (range of interest rates 4.25% to 9%)	1,267,491

Assets held for investment purposes	$28,598,567

*	Indicates party-in-interest.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page

23	Consent of independent auditors	X-2

99(a)	Certification Pursuant to 18 U.S.C. Section 1350,	X-3

as Adopted Pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002, signed and dated by

John S. Brinzo as of June 11, 2003

99(b)	Certification Pursuant to 18 U.S.C. Section 1350,	X-4

as Adopted Pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002, signed and dated by

Cynthia B. Bezik as of June 11, 2003

X-1